

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 7, 2007

By facsimile to (212) 656-1076 and U.S. Mail

Mr. Viktor Rozsnyay
President and Chief Executive Officer
Power of the Dream Ventures, Inc.
Soroksari ut 94-96
1095 Budapest, Hungary, Europe

Re: Power of the Dream Ventures, Inc., formerly Tia V, Inc.
        Registration Statement on Form SB-2
        Filed November 14, 2007
        File No. 333-147372

Dear Mr. Rozsnyay:

We reviewed the filing and have the comments below. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Disclosures indicate that Power of the Dream Ventures, Inc. or PDV, formerly Tia V, Inc., was a reporting blank check company with no operations before the April 10, 2007 share exchange agreement with Vidatech, Kft, a private company. Our view is that both before and after the transaction PDV's promoters or affiliates and their transferees "are" underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As

appropriate, revise the disclosure throughout the registration statement, including the prospectus' outside front cover page and the market for common equity and related shareholder matters, description of our capital stock, selling shareholders, and plan of distribution sections, to make clear that:

- PVD's promoters or affiliates and their transferees "are" underwriters of the securities issued. Language such as "may be deemed" an underwriter in unacceptable.

- Rule 144 is unavailable for resale transactions in this situation.

2.   Your independent auditor's report on page F-16 indicates that the financial statements of Vidatech Technological Research and Development, LLC were audited by BDO Kontroll Ltd.   Your independent auditor's report on page F-1 of your Form 10-SB/A filed on November 22, 2006, indicates that the financials statements of TIA V, Inc.("Power of the Dreams Ventures, Inc.") were audited by Marcum & Kliegman, LLP. Please tell us the name of the auditor that has reviewed your periodic filings since the consummation of the reverse acquisition on April 10, 2007. Please also file an Item 4.01 Form 8-K to indicate that your independent auditor has changed. Your Form 8-K should also include the disclosures required by Item 304 of Regulation S-K.

3.   It appears that you are no longer a shell company as a result of the consummation of your recapitalization on April 10, 2007. Please file an Item 5.06 Form 8-K to indicate that your shell company status has changed. Otherwise, if you believe that Vidatech is also a shell company and that your shell company status has not changed since your recapitalization, please state this fact in all of your filings.

Registration Statement's Facing Page

4.   Since PDV is relying on Rule 415 of Regulation C under the Securities Act for the securities being offered by the selling shareholders, add and check the applicable box. See telephone interpretation 36 in section D of our July 1996 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Prospectus' Outside Front Cover Page

5.   Disclosure states that the selling shareholders "may sell" their shares at $2.50 until PDV's common stock is quoted on the Over-the-Counter Bulletin Board. Revise to state that the selling shareholders "will sell" their shares at $2.50 until PDV's common stock is quoted on the Over-the-Counter Bulletin Board. Similarly, revise the disclosure on pages

8, 14, 17, and 49.

Fluctuation in the value of the Hungarian Forint relative to other currencies may have a material adverse effect on our business and/or an investment in our shares, page 12

6.   If PDV intends this as a discrete risk factor, accompany the caption or heading with appropriate narrative discussion. Alternatively, combine this caption or heading with the caption or heading that immediately follows. Further, provide appropriate historical data on fluctuation in the value of Hungarian Forint relative to other currencies.

Management Discussion and Plan of Operation
Capital Resources and Liquidity, page 18

7.   Revise the fourth paragraph to conform to the disclosure in the third paragraph under "Capital Resources and Liquidity" on page 19 of the quarterly report on Form 10-QSB for the quarter ended September 30, 2007. There, PDV discloses that its budget and plan of spending for the next six to 12 months includes $280,000 on general administrative expenses, $150,000 on legal, accounting, and compliance related expenses, $200,000 on continued development of its RiverPower technology, $25,000 on TothTelescope Marketing, $100,000 on developing the Kalmar acquisitions, $200,000 on its in4 investment, and $90,000 on additional technology acquisitions.

8.   On page 19, you indicate that there is substantial doubt about your ability to continue as a going concern. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

* Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.
* Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.
* Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.
* A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.
* Management's plans (including relevant prospective financial information).

Employees and Facilities, page 22

9.   Disclosure states that PDV rents its offices on a month by month basis from a related party. Advise what consideration PDV has given to filing the rental arrangement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Desalination technology, page 25

10.   Clarify what the status of the desalination device is. For example, indicate whether the device is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. In addition, please explain what desalination is and its applications.

Desalination technology, page 25 and Fire protection, concrete from communal waste and pothole filler technologies, page 32

11.   We note the references to Pintz and Co. File the consent of Pintz and Co. as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

The TothTelescope, page 26

12.   Disclosure states that the telescope has been unavailable since June 30, 2007 because design revisions and manufacturing difficulties had to be resolved. Clarify what the status of resolving the design revisions and manufacturing difficulties is as of the most recent date practicable. Elaborate on the nature and scope of the manufacturing difficulties. Further, advise what consideration PDV has given to risk factor disclosure of the design revisions and manufacturing difficulties.

Management, page 35

13.   In the biographical paragraph of Mr. Mihaly Zala, describe briefly his business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Change in Control Arrangements, pages 39 and 42

14.   While disclosure states that PDV is unaware of any arrangements, understandings, or agreements that may result in a change of control, section 2(d)(ii) of the restricted stock agreement filed as exhibit 10.26 to the registration statement contains a change in control provision. Revise the disclosure in the registration statement to discuss the change in control provision contained in section 2(d)(ii) of the restricted stock agreement.

Common Stock, page 44

15.   Disclosure states that all shares subject to this offering "when issued and paid for" will be duly authorized, validly issued, fully paid, and non-assessable. Since the shares subject to this resale offering are already issued and outstanding, please change the words "when issued and paid for" to "when sold."

Selling Shareholders, page 47

16.   Consider adding disclosure that the term selling shareholders includes the selling shareholders and their transferees, pledgees, donees, or their successors.

17.   State that PDV will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Financial Statements
General

18.   Since you have issued financial statement for periods subsequent to the recapitalization in your Form SB-2, the audited financial statements for the period from April 26, 2006 (inception) to December 31, 2006 should also reflect the entity's recapitalized structure and be referred to as Power of the Dream Ventures financial statements. Please also ensure that you include loss per share information as well.

Statement of Stockholders' Equity, page F-4

19.   In your adjustment to record the recapitalization upon reverse merger on April 10, 2007, it appears that you have recorded the difference between TIA V's net liabilities and the amount recorded to common stock for par value as an adjustment to additional paid in capital. Please revise your statement of stockholders' equity to reflect this difference of $(250,763) as an adjustment to accumulated deficit during developmental stage instead of additional paid in capital.
20.   Please revise your financial statements to include a statement of comprehensive loss for all periods presented as required by Item 310 of Regulation S-B. See Appendix B of SFAS 130 for illustrative examples.

Statement of Cash Flows, page F-5

21.   Please revise your statement of cash flows to remove the subtotal included after your non-cash adjustments to reconcile net loss to net cash used in operating activities as it represents a non-GAAP measure. See Item 10(e)(1)(ii)(c) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-8

Net Income (Loss) Per Share of Common Stock, page F-10

22.   Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. Please also disclose how vested and unvested shares that have been issued are treated for basic and diluted earnings per share. See paragraphs 10, 13 and 40(c) of SFAS 128.

Note 7 – Note Payable, page F-13

23.   Please revise your disclosures in the footnotes and elsewhere throughout the filing each time the reverse merger with the shell company is discussed that in addition to effectively giving Mary Passalaqua, the sole shareholder of TIA V, Inc, 2.5 million shares of post-consummation entity, you also agreed to give her another $250,000 in severance payments, which has been recorded as a loan to her. Please also disclose that this $250,000 in additional compensation is only reflected on your balance sheet and will never be reflected in your statement of operations, since you structured the severance agreement so that TIA V, the shell company, recorded the related expense in its financial statements prior to the recapitalization.

Note 9 – Stockholders' Equity, Page F-13

24.   You indicate that short-term loans for $96,100 and $53,735 were converted into equity, which is recorded as additional paid in capital. Please clarify if true that these loans were forgiven and treated as capital contributions instead of saying that they were converted to equity, which implies that your officers got consideration in return. Please revise your disclosure accordingly.

25.   Please disclose whether or not any of your consulting or legal services agreements are with related parties. If so, please also revise your disclosures to include all related party disclosures as required by paragraphs 2(a) through (e) of SFAS 57.

Note 10 – Subsequent Events, page F-15
Item 26. Recent Sales of Unregistered Securities, page 57

26.   Please disclose the per share and the aggregate value of each issuance of shares. Please also disclose in the footnote to the financial statements and also in MD&A, the amount of expense that will be recorded, assuming all shares vest, for each of the following periods: 2007, 2008, 2009 and thereafter.

Independent Auditor's Report, page F-16

27.   Your independent auditor's report does not appear to be signed. Please make
        arrangements with your auditor to have the report signed. Please also make arrangements
        with your auditor to revise its report to state that the audit was conducted in accordance
        with the standards of the Public Company Accounting Oversight Board (United States).
        In a shell company reverse merger, the financial statements of the accounting acquiror
        are viewed as issuer financial statements and should be audited for all periods following
        PCAOB standards, not US GAAS standards. See Remarks Before the 2006 AICPA
        National Conference on Current and PCAOB Developments by SEC Staff, Louise
        Dorsey on December 12, 2006.

Recent Sales of Unregistered Securities, page 57

28.   For the issuances disclosed in paragraphs three through nine, state the value of the shares
        of common stock issued. See Item 701(c) of Regulation S-B.

Undertakings, page 60

29.   Since Rule 430B is inapplicable to this offering, remove the undertakings under
        subparagraphs (A) and (B) of (4)(i).

Signatures, page 62

30.   PDV's principal financial officer and controller or principal accounting officer also must
        the registration statement. Further, any person who occupies more than one of the
        specified positions, for example, principal financial officer and controller or principal
        accounting officer, must specify each capacity in which he signs the registration
        statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Exhibit Index

31.   Include an exhibit index immediately before the exhibits as required by Item 102(d) of
        Regulation S-T.

Exhibit 5.1

32.   Disclosure in the third paragraph limits the opinion to the Delaware General Corporation
        Law or DGCL. Provide written confirmation tagged as correspondence on the EDGAR
        system that counsel concurs with our understanding that the reference and limitation to

the DGCL includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Exhibit 21.1

33.   Include the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21) of Regulation S-B.

Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

34.   You indicate that you consent to the use in this registration statement on Form SB-2 to your report dated April 17, 2007 relating to the financial statements of Vidatech Technological Research and Development, LLC as of December 31, 2006 for the year then ended. Please make arrangements with your auditor to revise the consent to be consistent with the date mentioned in your auditor's report on page F-16. Your current audit report indicates that the report date is March 21, 2007. Please also make arrangements with your auditor to revise the consent to reference the appropriate financial statement periods covered by the audit report.

September 30, 2007 10-QSB

Changes in Internal Controls Over Financial Reporting, page 24

35.   We note the statement that "A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Revise to state clearly, if true, in future filings that PDV's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance. See section II.F.4. of Release No. 33-8238.

Closing

File an amendment to the SB-2 in response to the comments. To expedite our review, PDV may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If PDV thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since PDV and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If PDV requests acceleration of the registration statement's effectiveness, PDV should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve PDV from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- PDV may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that PDV provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Incorporating Services, Ltd.
       Agent for Service, Power of the Dream Ventures, Inc.
       3500 South Dupont Highway
       Dover, DE 29901

       Lloyd L. Rothenberg, Esq.
       Loeb & Loeb LLP
       345 Park Avenue, 19th Floor
       New York, NY 10154